Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	F-2 - F-3

Condensed Interim Statements of Comprehensive Loss	F-4

Condensed Interim Statements of Changes in Shareholders’ Deficiency	F-5 – F-7

Condensed Interim Statements of Cash Flows	F-8- F-9

Notes to Condensed Interim Financial Statements	F-10 - F-15

- - - - - - - - - - -

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
	December 31,	June 30,		June 30,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
		N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	72,467	33,916	38,752	11,181
Other receivables	656	1,258	2,467	712

	73,123	35,174	41,219	11,893
LONG-TERM ASSETS:
Property, plant and equipment	34,981	32,475	36,937	10,658
Right-of-use assets	7,136	7,610	6,662	1,922
Other long-term assets	510	510	891	257

	42,627	40,595	44,490	12,837

	115,750	75,769	85,709	24,730

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
	December 31,	June 30,		June 31,
	2019	2019	2020	2020
	Audited	Unaudited		Unaudited
		N I S		U.S. dollars
CURRENT LIABILITIES:
Trade payables	17,062	7,977	4,070	1,175
Operating lease liabilities	694	686	676	195
Other payables	1,203	1,348	1,609	465

	18,959	10,011	6,355	1,835
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,812	14,621	12,686	3,660
Operating lease liabilities	6,809	7,076	6,457	1,863
Loan from others	123,780	110,971	122,041	35,211
Warrants	16,354	5,517	-	-
Severance pay liability, net	89	86	92	26

	161,844	138,271	141,276	40,760
SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 600,000,000, 391,000,000 and 600,000,000 shares at June 30, 2020 and 2019 (unaudited) and December 31, 2019, respectively; Issued and outstanding: 460,822,640, 261,419,599 and 402,351,657 shares at June 30, 2020 and 2019 (unaudited) and December 31, 2019, respectively	*)-	*)-	*)-	*)-
Share premium	255,285	185,454	304,089	87,735
Accumulated deficit	(320,338)	(257,967)	(366,011)	(105,600)

	(65,053)	(72,513)	(61,922)	(17,865)

	115,750	75,769	85,709	24,730

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

, 2020
Date of approval of the	Mark Germain	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
		N I S				U.S. dollars
Operating expenses:
Research and development, net of participations	68,645	15,172	11,948	20,904	31,016	8,949
Marketing, general and administrative	9,706	4,518	4,139	5,951	5,120	1,476

Total operating expenses	78,351	19,690	16,087	26,855	36,136	10,425

Operating loss	(78,351)	(19,690)	(16,087)	(26,855)	(36,136)	(10,425)

Financial income	4	-	(11,291)	24	5,211	1,503
Financial expense	(30,847)	(27,699)	(14,600)	(19,992)	(14,748)	(4,255)

Net loss	(109,194)	(47,389)	(41,978)	(46,823)	(45,673)	(13,177)

Basic and diluted net loss per share (NIS)	(0.33)	(0.18)	(0.10)	(0.18)	(0.11)	(0.03)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	326,651,721	261,482,786	433,498,227	261,435,179	431,485,801	431,485,801

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

In thousands, except share and per share data

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	N I S

Balance as of January 1, 2020	*)-	255,285	(320,338)	(65,053)

Total comprehensive loss	-	-	(45,673)	(45,673)
Exercise of warrants	-	45,274	-	45,274
Share-based compensation	-	3,530	-	3,530

Balance as of June 30, 2020	*)-	304,089	(366,011)	(61,922)

Balance as of June 30, 2020 (convenience translation into U.S. dollars (see Note 2c)	*)-	87,735	(105,600)	(17,865)

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	N I S

Balance as of April 1, 2020	*)-	262,729	(324,033)	(61,304)

Total comprehensive loss	-	-	(41,978)	(41,978)
Exercise of warrants	-	38,034	-	38,034
Share-based compensation	-	3,326	-	3,326

Balance as of June 30, 2020	*)-	304,089	(366,011)	(61,922)

Balance as of June 30, 2020 (convenience translation into U.S. dollars (see Note 2c)	*)-	87,735	(105,600)	(17,865)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

In thousands, except share and per share data

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	N I S

Balance as of January 1, 2019	*)-	179,929	(211,144)	(30,215)

Total comprehensive loss	-	-	(46,823)	(46,823)

Exercise of Options	*)-	1,402	-	1,402

Share-based compensation		4,065	-	4,123

Balance as of June 30, 2019	*)-	185,454	(257,967)	(72,513)

Balance as of June 30, 2019 (convenience translation into U.S. dollars (see Note 2c)	*)-	53,507	(74,428)	(20,921)

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	N I S

Balance as of April 1, 2019	*)-	179,987	(210,578)	(30,591)

Total comprehensive loss	-	-	(47,389)	(47,389)

Exercise of Options	*)-	1,402	-	1,402

Share-based compensation	-	4,065	-	4,065

Balance as of June 30, 2019	*)-	185,454	(257,967)	(72,513)

Balance as of June 30, 2019 (convenience translation into U.S. dollars (see Note 2c)	*)-	53,507	(74,428)	(20,921)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

In thousands, except share and per share data

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Audited
	N I S

Balance as of January 1, 2019	*)-	179,929	(211,144)	(31,215)

Total comprehensive loss	-	-	(109,194)	(109,194)

Issuance of ordinary shares, net of issuance costs	-	70,270	-	70,270
Exercise of options	-	1,402	-	1,402
Share-based compensation	-	3,684	-	3,684

Balance as of December 31, 2019	*)-	255,285	(320,338)	(65,053)

Balance as of December 31, 2019 (convenience translation into U.S. dollars (see Note 2c)	*)-	73,654	(92,423)	(18,769)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
		N I S				U.S. dollars

Cash flows from operating activities:
Net loss	(109,194)	(47,389)	(41,978)	(46,823)	(45,673)	(13,177)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation of property, plant and equipment and right-of-use assets	1,645	263	603	525	1,204	347
Net financial expenses	15,902	5,621	21,601	3,378	13,062	3,769
Capital gain	-	-	-	-	(160)	(46)
Increase in liability with respect to loans from others	14,083	22,179	4,257	16,611	(1,739)	(502)
Increase (decrease) in liability with respect to government grants	169	53	(305)	(22)	(2,126)	(613)
Share-based compensation	3,684	4,065	3,326	4,124	3,530	1,018
Change in employee benefit liabilities, net	7	2	2	4	3	1
	35,490	32,183	29,484	24,620	13,774	3,974
Changes in asset and liability items:						-
Decrease (increase) in other receivables	309	596	(927)	(293)	(1,811)	(523)
Increase (decrease) in trade payables	(3,661)	(7,272)	792	(12,746)	(12,992)	(3,748)
Increase in other payables	127	73	801	272	405	117
	(3,225)	(6,603)	666	(12,767)	(14,398)	(4,154)
Cash paid and received during the year for:
Interest paid	(131)	(44)	(12)	(110)	(24)	(7)
Interest received	2	1	1	1	1	*)-
	(129)	(43)	(11)	(109)	(23)	(7)
Net cash flows used in operating activities	(77,058)	(21,852)	(11,839)	(35,079)	(46,320)	(13,364)

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2019	2019	2020	2019	2020	2020
	Audited	Unaudited				Unaudited
		N I S				U.S. dollars
Cash Flows from Investing Activities:

Purchase of property and equipment	(7,429)	(1,084)	(1,315)	(4,277)	(2,687)	(775)
Proceeds from sale of property and equipment	-	-	-	-	160	46
Increase (decrease) in other long term assets	230	201	8	230	(381)	(110)

Net cash used in investing activities	(7,199)	(883)	(1,307)	(4,047)	(2,908)	(839)

Cash Flows from Financing Activities:

Proceeds from loan from others	15,337	-	-	-	-	-
Repayment of operating lease liabilities	(581)	(315)	(310)	(629)	(622)	(179)
Proceeds from exercise of warrants to public	188	188	10,344	188	14,790	4,267
Proceeds from issuance of shares and options	70,270		-	-	-	-

Net cash provided by (used in) financing activities	85,214	(127)	10,034	(441)	14,168	4,088

Exchange differences on balances of cash and cash equivalents	(4,373)	(599)	(642)	(2,400)	1,345	388
Decrease in cash and cash equivalents	(3,416)	(23,461)	(3,754)	(41,967)	(33,715)	(9,727)
Balance of cash and cash equivalents at the beginning of the period	75,883	57,377	42,506	75,883	72,467	20,908

Balance of cash and cash equivalents at the end of the period	72,467	33,916	38,752	33,916	38,752	11,181

Non cash financing activities

Exercise of warrants to the public	1,214	1,214	27,690	1,214	30,484	8,795

The accompanying notes are an integral part of the condensed interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

The Company’s shares are traded on the NASDAQ.

b.	In the six months ended June 30, 2020, the Company incurred a loss of NIS 45,673 ($13,177) and negative cash flows from operating activities of NIS 46,352 ($ 13,373) and it has an accumulated deficit of NIS 366,011 ($ 105,600) as of that date.

To date the Company has not generated any revenues and may need to raise additional funds to finance clinical trials that may by required by various regulatory agencies in the future.

Furthermore, the Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have the sufficient liquidity resources, the Company may not be able to continue the development of all or certain aspects of its products or may be required to implement a cost reduction and may be required to delay part of its development program. The Company’s management and Board of Directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months.

c.	To the report date the Company management commented on the potential impact of the COVID-19 pandemic on the conduct of the Phase 3 trial’s second cohort. During the trial’s first cohort, because the flu season had a weak beginning, it was decided to increase the size of Cohort 2 by about 2,000 participants leading us to include more sites in the second season. This decision served us well as most of the Cohort 2 swab samples were collected by the end of February 2020, prior to the onset of the COVID-19 pandemic in Eastern Europe. Consequently, overall, we collected more swab samples than originally targeted (though, to be clear, we do not yet know the distribution of flu cases between the trial’s two groups). To date, the COVID-19 pandemic has not meaningfully impacted the timing or conduct of the Phase 3 trial and BiondVax’s other ongoing operations. The extent to which the COVID-19 pandemic may impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2020 and for the six months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 =  NIS 3.466). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of June 30, 2020, and for the three and six months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019, and for the year then ended and accompanying notes (“annual financial statements”).

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Classification of financial liabilities:

				Convenience
				translation (Note 2c)
	December 31,	June 30,		June 30,
	2019	2019	2020	2020
	N I S	N I S		U.S. dollars
Financial liabilities at amortized costs:

Trade payables	17,062	7,977	4,070	1,175
Other payables	1,203	1,348	1,609	465
Liability in respect of government grants	14,812	14,621	12,686	3,660
Lease liabilities	7,503	7,762	7,133	2,058
Loan from others	123,780	110,971	122,041	35,211

	164,360	142,679	147,539	42,569
Financial liabilities at fair value through profit and loss:

Warrants measured at fair value	16,354	5,517	-	-

Total financial liabilities	180,714	148,196	147,539	42,567

Total current	18,959	10,011	6,355	1,835
Total non-current	161,755	138,185	141,184	40,732

b.	Fair value measurement:

As of June 30, 2020, there are no financial instruments measured at fair value and classified as Level 1 while loans from others and government grants are classified as Level 2.

As of June 30, 2020 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Changes in liabilities arising from financing activities:

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	N I S

Balance as of January 1, 2020	123,780	7,503	131,283

Cash flows	-	(370)	(370)
Effect of changes in fair value	(1,739)	-	(1,739)

Balance as of June 30, 2020 (unaudited)	122,041	7,133	129,174

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	N I S

Balance as of January 1, 2019	94,360	-	94,360

Adoption of IFRS 16	-	8,084	8,084
Cash flows	-	(322)	(322)
Effect of changes in fair value	16,611	-	16,611

Balance as of June 30, 2019 (unaudited)	110,971	7,762	118,733

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	N I S

Balance as of January 1, 2019	94,360	-	94,360

Adoption of IFRS 16	-	8,084	8,084
Cash flows	15,337	(581)	14,756
Effect of changes in fair value	14,083	-	14,083

Balance as of December 31, 2019	123,780	7,503	131,283

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 5:-	EQUITY

a.	On May 15, 2020 540,639 NASDAQ listed warrants expired.

b.	During the six months ended June 30, 2020, there were 676,118 NASDAQ listed warrants to purchase ADSs at an exercise price of $6.25 that were exercised into 27,044,720 Ordinary shares for a total consideration of NIS 14,790 (approximately $ 4,267) and 611,565 NASDAQ listed warrants to purchase ADSs at an exercise price of $6.25 were exercised on a cashless basis into 24,462,600 Ordinary shares.

NOTE 6:-	SHARE-BASED COMPENSATION

a.	On June 11, 2020, the Company’s Board of Directors ratified the grant of options to 23 employees to purchase an aggregate 141,400 ADS (5,656,000 Ordinary shares) at an exercise price of $7.28 – $8.076 per ADS. The options were originally approved pursuant to a delegation of authority granted by the Board of Directors to Company management in April 2018 to grant a pool of options with an exercise price of $7.98 and other terms approved by the Board of Directors at the time of delegation.

The total value of the grant was NIS 4,190 ($ 1,209)

On the same day, the Company’s Board of Directors approved a grant to an advisor to purchase 72,000 ADS (2,880,000 Ordinary shares) at an exercise price of $18.06 per ADS in three tranches. The first tranche of 32,400 ADS’s was vested on May 31,2020, the second tranche of 25,200 ADS will be vested on September 30, 2020 and the third tranche of 14,400 ADS’s will be vested on December 31, 2020. The options will be expire four years from the commencement vesting date of each tranche.

The total value of the grant was NIS 2,783 ($ 803)

b.	The fair value of the Company’s share options granted to employees, directors and service providers for the six months ended June 2020 was estimated using the binominal option pricing model using the following assumptions:

For the six months ended June 30,
2020

Dividend yield (%)	-
Expected volatility of the share prices (%)	66
Risk-free interest rate (%)	0.7-0.8
Expected life of share options (years)	6-7
Share price (NIS)	(1) 7.05-18

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 6:-	SHARE-BASED COMPENSATION (Cont.)

c.	The expense that was recognized for services received from employees, directors and service providers as equity-settled share-based payment is as follows:

	Year ended December 31,	For the three months ended June 30,		For the six months ended June 30,		For the six months ended June 30,
	2019	2019	2020	2019	2020	2020
		N I S				U.S. dollars
	Audited	Unaudited

Research and development	1,907	2,761	1,017	2,761	1,146	331
Marketing, general and administrative	1,777	1,305	2,309	1,363	2,384	688

Total share-based compensation	3,684	4,066	3,326	4,124	3,530	1,019

d.	The following table presents the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	June 30, 2020
	Unaudited
	Number of options	Weighted average exercise price

Outstanding at beginning of year	8,190,000	0.75
Granted	15,434,000	0.92
Exercised	(240,000)	0.69
Forfeited	(395,000)	0.75

Outstanding at end of year	22,989,400	0.86

Exercisable at end of year	9,618,766	0.73

The weighted average remaining contractual life for the share options outstanding as of June 30, 2020 was 6.46 years